

May 21, 2012

Via E-Mail

Matthew R. Pacey, Esq.
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

> **Re:** **Oil States International, Inc.**
> **Schedule TO-I filed May 17, 2012**
> **File No. 005-78072**

Dear Mr. Pacey:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Exhibits

1. Please file the letter of transmittal or Repurchase Notice for the put option. Refer to Item 1016(a)(1) of Regulation M-A.

Offer to Purchase

Optional Redemption, page 6

2. We note the disclosure that the issuer is prohibited from purchasing or redeeming Notes until at least the tenth business day after the Repurchase Date; however, in the next sentence, the disclosure states that the issuer will redeem all outstanding Notes on July 6, 2012, which is only the fourth business day after July 1, 2012,

Matthew R. Pacey, Esq.
Oil States International, Inc.
May 21, 2012
Page 2

the Repurchase Date. Please revise or advise us as to how you are complying with Rules 13e-4(f)(6) and 14e-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions